EXHIBIT 5

May 30, 2012

Theravance, Inc.

901 Gateway Boulevard

South San Francisco, California 94080

Re:                             Theravance, Inc. Registration Statement
for 17,734,198 Shares of Common Stock

Ladies and Gentlemen:

I refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, covering the offering by the Company of up to 17,734,198 shares of the Company’s Common Stock, under the 2012 Equity Incentive Plan (the “Plan”).  I advise you that, in my opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plan, and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Bradford J. Shafer
Bradford J. Shafer, Senior Vice President, General Counsel and Secretary